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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
____________________

Century Realty Trust
(Name of Issuer)

Shares of Beneficial Interest, No Par Value
(Title of Class of Securities)

156671109
(CUSIP Number)

Philip V. Oppenheimer, 119 West 57th Street, New York, NY 10019
(212) 489-7527
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2004
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 156671109


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

		P. Oppenheimer Investment Partnership, LP (IRS No. 13-3450444)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) [X]
		(b) [  ]

3.	SEC Use Only ........................................................

4.	Source of Funds (See Instructions)    WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) ..................................

6.	Citizenship or Place of Organization           Delaware

Number of Shares Beneficially
Owned by Each Reporting
Person With:

 	7.	Sole Voting Power         125,029
 	_____________________________________________________________________
 	8.	Shared Voting Power        -0-
 	_____________________________________________________________________
 	9.	Sole Dispositive Power    125,029
 	_____________________________________________________________________
 	10.	Shared Dispositive Power   -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        125,029

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) ..........

13.     Percent of Class Represented by Amount in Row (11)      7.0%

14.     Type of Reporting Person (See Instructions)      PN


CUSIP No. 156671109


1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

		Oppenheimer-Close International, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [X]
		(b) [  ]

3.	SEC Use Only .......................................................
	....................................................................

4.	Source of Funds (See Instructions)      WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) ..................................

6.	Citizenship or Place of Organization       Bermuda

Number of Shares Beneficially
Owned by Each Reporting
Person With:

 	7.	Sole Voting Power          9,000
 	_____________________________________________________________________
 	8.	Shared Voting Power          -0-
 	_____________________________________________________________________
 	9.	Sole Dispositive Power     9,000
 	_____________________________________________________________________
 	10.	Shared Dispositive Power     -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

        9,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions) ..........

13.	Percent of Class Represented by Amount in Row (11)    0.5%

14.	Type of Reporting Person (See Instructions)    OO



Amendment No. 1 to Schedule 13D

Reference is hereby made to the statement of Schedule 13D originally filed with the Securities and Exchange Commission on October 21, 2004. Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction

Each member of the Oppenheimer Group acquired the Shares for their own account and for investment purposes. Depending on market conditions and other factors that they may deem material, the members of the group may purchase additional Shares or may dispose of all or a portion of the Shares they now own or may hereafter acquire. At the present time, the Oppenheimer Group does not have any plan or intention that any such purchases or sales will be made for the effect of changing or influencing the control of the Issuer.

As contemplated in the Schedule 13D filed with the Securities and Exchange Commission on October 21, 2004, on November 3, 2004, in accordance with the procedure set forth in the Issuer's Proxy Statement dated
April 4, 2004, the Oppenheimer Group sent a letter to the Issuer's Board of Trustees in which the Oppenheimer Group nominated two individuals, Mr. Michael W. Malafronte and Mr. Andrew A. Cohen, for election to the Board.

Except as set forth above, no member of the Oppenheimer Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2004

P. OPPENHEIMER INVESTMENT PARTNERSHIP, LP

By:     Oppvest, LLC, General Partner

By:     Philip V. Oppenheimer
        -------------------------
        Managing Member


By:     /s/  Beth N. Lowson
        -------------------------

        Beth N. Lowson
        The Nelson Law Firm, LLC
        75 South Broadway, 4th Floor
        White Plains, NY  10601
        Attorney In Fact

OPPENHEIMER-CLOSE INTERNATIONAL, LTD.

By:	Philip V. Oppenheimer
        -------------------------
        Philip V. Oppenheimer
        Chairman


By:     /s/  Beth N. Lowson
        -------------------------

        Beth N. Lowson
        The Nelson Law Firm, LLC
        75 South Broadway, 4th Floor
        White Plains, NY 10601
        Attorney In Fact




			POWER OF ATTORNEY


The undersigned does hereby constitute and appoint Stephen J. Nelson, Kira L. Polner and Beth N. Lowson, each of The Nelson Law Firm, LLC, 75 South Broadway, 4th Floor, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.
The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 20th day of October 2004.



				/s/ Philip V. Oppenheimer
				--------------------------

 				Philip V. Oppenheimer